UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 5

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

731094108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Groussman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,013(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,013(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,013(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.70% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* IN

(1)	Represents (i) 178,111 shares of common stock held by Melechdavid, Inc. (“Melechdavid”), (ii) 25,000 shares of common stock held by Erica and Mark Groussman Foundation Inc. (“Foundation”), (iii) 108,791 shares of common stock held by Melechdavid, Inc. Retirement Plan (“Retirement Plan”) and (iv) 111,111 shares of common stock underlying Series C Preferred Stock held by Melechdavid.

(2)	Mark Groussman is the President of Melechdavid and the trustee of each of Foundation and Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 289,222(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 289,222(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,222(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.63% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* CO

(1)	Represents (i) 178,111 shares of common stock and (ii) 111,111 shares of common stock underlying Series C Preferred Stock.

(2)	Mark Groussman is the President of Melechdavid and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erica and Mark Groussman Foundation Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.59% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Mark Groussman is the trustee of Foundation and in such capacity has voting and dispositive power over the securities held by such entity.

CUSIP No. 731094108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Melechdavid, Inc. Retirement Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 108,791(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 108,791(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,791(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.56% (Based on 4,250,617 shares outstanding as of December 31, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Mark Groussman is the trustee of Retirement Plan and in such capacity has voting and dispositive power over the securities held by such entity.

Item 1(a).	Name of Issuer:

PolarityTE, Inc., a Delaware corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4041-T Hadley Road, S. Plainfield, NJ 07080

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Mark Groussman, Melechdavid, Foundation and Retirement Plan (together, the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

5154 La Gorce Drive, Miami Beach, FL 33140

Item 2(c).	Citizenship.

United States/Florida

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).	CUSIP Number.

731094108

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 423,013(1)(2)

(b) Percent of class: 9.70% (Based on 4,250,617 shares outstanding as of December 31, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 423,013(1)(2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 423,013(1)(2)

(1)	Represents (i) 178,111 shares of common stock held by Melechdavid, (ii) 25,000 shares of common stock held by Foundation, (iii) 108,791 shares of common stock held by Retirement Plan and (iv) 111,111 shares of common stock underlying Series C Preferred Stock held by Melechdavid.

(2)	Mark Groussman is the President of Melechdavid and the trustee of each of Foundation and Retirement Plan and in such capacities has voting and dispositive power over the securities held by such entities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	By:	/s/ Mark Groussman
Mark Groussman

Melechdavid, Inc.

Date: February 14, 2017	By:	/s/ Mark Groussman
Mark Groussman, President

Erica and Mark Groussman Foundation Inc.

Date: February 14, 2017	By:	/s/ Mark Groussman
Mark Groussman, Trustee

Melechdavid, Inc. Retirement Plan

Date: February 14, 2017	By:	/s/ Mark Groussman
Mark Groussman, Trustee